SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                           Telewest Communications plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Ordinary Shares of 10p each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       *
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Limited Voting Shares of 10p each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G8742C 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert A. Eshelman
                                General Counsel,
                             Finance and Operations
                                One Microsoft Way
                         Redmond, Washington 98052-6399
                                 (425) 882-8080
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





----------
* CUSIP number for the American Depository Shares, each representing 10 Ordinary Shares of 10p each of Telewest Communications plc, is 879956P 10 5.

-----------------------
CUSIP NO.  G87956P 105                                        Page 2 of 22 Pages
-----------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

          MICROSOFT CORPORATION

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          91-1144442
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
          WC, 00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          WASHINGTON STATE
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              636,056,024 Ordinary Shares
   SHARES                60,322,654 Limited Voting Shares
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 1,358,261,246 Ordinary Shares*
  REPORTING              62,507,747 Limited Voting Shares*
   PERSON           ------------------------------------------------------------
    WITH            9.   SOLE DISPOSITIVE POWER
                         636,056,024 Ordinary Shares
                         60,322,654 Limited Voting Shares
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         1,358,261,246 Ordinary Shares*
                         62,507,747 Limited Voting Shares*
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,358,261,246 Ordinary Shares*
     62,507,747 Limited Voting Shares*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.1% Ordinary Shares
          100% Limited Voting Shares
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* All of the subject shares, including such shares beneficially owned by Liberty Media International Inc. and Liberty U.K., Inc., may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Microsoft Corporation ("Microsoft") by virtue of the Revised New Relationship Agreement (as defined herein) and Operating Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this statement on Schedule 13D shall not be construed as an admission by Microsoft that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

-----------------------
CUSIP NO.  G87956P 105                                        Page 3 of 22 Pages
-----------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

          MICROSOFT CABLE PARTNERSHIP HOLDINGS, INC.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          84-1126521
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          COLORADO
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF
   SHARES                40,385,202 Ordinary Shares
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 1,358,261,246 Ordinary Shares*
  REPORTING              62,507,747 Limited Voting Shares*
   PERSON           ------------------------------------------------------------
    WITH            9.   SOLE DISPOSITIVE POWER

                         40,385,202 Ordinary Shares
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         1,358,261,246 Ordinary Shares*
                         62,507,747 Limited Voting Shares*
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,358,261,246 Ordinary Shares*
     62,507,747 Limited Voting Shares*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.1% of Ordinary Shares
          100% of Limited Voting Shares
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* All of the subject shares, including such shares beneficially owned by Liberty Media International Inc. and Liberty U.K., Inc., may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Microsoft Cable Partnership Holdings, Inc., by virtue of the Revised New Relationship Agreement (as defined herein) and Operating Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this statement on Schedule 13D shall not be construed as an admission by Microsoft that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

-----------------------
CUSIP NO.  G87956P 105                                        Page 4 of 22 Pages
-----------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

          MICROSOFT U.K. CABLE, INC.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          81-1145944
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (A)  [ ]
                                                                        (B)  [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          COLORADO
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
  NUMBER OF              540,648,982 Ordinary Shares*
   SHARES                57,312,938 Limited Votin Shares*
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          8.   SHARED VOTING POWER
    EACH                 1,358,261,246 Ordinary Shares*
  REPORTING              62,507,747 Limited Voting Shares*
   PERSON           ------------------------------------------------------------
    WITH            9.   SOLE DISPOSITIVE POWER
                         540, 648,982 Ordinary Shares*
                         57,312,938 Limited Voting Shares
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER
                         1,358,261,246 Ordinary Shares*
                         62,507,747 Limited Voting Shares*
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,358,261,246 Ordinary Shares*
     62,507,747 Limited Voting Shares*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                                                  [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.1% Ordinary Shares
          100% Limited Voting Shares
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* All of the subject shares, including such shares beneficially owned by Liberty Media International Inc. and Liberty U.K., Inc., may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Microsoft U.K. Cable, Inc., by virtue of the Revised New Relationship Agreement (as defined herein) and Operating Agreement (as defined herein) referred to in this statement on Schedule 13D. The filing of this statement on Schedule 13D shall not be construed as an admission by Microsoft that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

-----------------------
CUSIP NO.  G87956P 105                                        Page 5 of 22 Pages
-----------------------

Item 1.  Security and Issuer

     This statement relates to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and the Limited Voting Shares, par value 10 pence per share (the "Limited Voting Shares"),* of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). The address of the principal executive offices of Telewest is Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, United Kingdom.

Item 2.  Identity and Background.

     This statement is filed on behalf of Microsoft Corporation, a Washington corporation ("Microsoft"), Microsoft U.K. Cable, Inc., a Colorado corporation ("UK Cable"), and Microsoft Cable Partnership Holdings, Inc., a Colorado corporation ("Cable Partnership", and together with Microsoft and UK Cable, the "Reporting Persons"). UK Cable and Cable Partnership are wholly-owned subsidiaries of Microsoft.

     Microsoft develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, business/consumer productivity applications, software development tools and Internet software and technologies.

     UK Cable and Cable Partnership hold a 50% interest in TW Holdings L.L.C., a Colorado limited liability company ("TW Holdings"). TW Holdings is the beneficial owner of 869,564,983 Ordinary Shares and 57,312,938 Limited Voting Shares representing 30.1% of the outstanding Ordinary Shares and 91.7% of the outstanding Limited Voting Shares. The other 50% of TW Holdings is held by Liberty


----------
* The Ordinary Shares and the Limited Voting Shares have the same rights except that the Limited Voting Shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest. The Limited Voting shares are not listed or dealt in on any stock exchange. The Limited Voting Share maybe invested into Ordinary Shares on a one to one basis provided such conversion does not amount to a Debenture change of control of Telewest as provided in its Articles of Association a copy of which is filed as Exhibit 1 to this Schedule 13D.

-----------------------
CUSIP NO.  G87956P 105                                        Page 6 of 22 Pages
-----------------------

     UK, Inc. ("Liberty UK", an affiliate of Liberty Media Group, Inc., "Liberty"). In addition Microsoft directly owns 55,021,840 Ordinary Shares and 3,009,716 Limited Voting Shares, representing 1.9% of the outstanding Ordinary Shares and 4.8% of the outstanding Limited Voting Shares.

     The principal business address of Microsoft, UK Cable and Cable Partnership is Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052.

          (a)-(c);(f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of the Reporting Persons is set forth in
     Schedule I hereto, which is incorporated herein by reference. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United States.

          (d)-(e) During the last five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any current director or executive officer of the Reporting Persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On October 4, 1999, Telewest announced a rights issue on the basis of 1 new Ordinary Share (or Limited Voting Share in certain circumstances) for every 11 Ordinary Shares to Telewest shareholders (except for certain non-US overseas shareholders) at 213 pence per share to raise approximately (pound)410 million (net of expenses).

     Under the agreement dated October 4, 1999, between Telewest, Liberty Media, Microsoft and Kleinwort Benson Securities Limited relating to the rights issue (the "Subscription Agreement"), Microsoft undertook to subscribe (whether directly or through TW Holdings) for

-----------------------
CUSIP NO.  G87956P 105                                        Page 7 of 22 Pages
-----------------------

     58,031,556 new Ordinary Shares and Limited Voting Shares at a purchase price of (pound)123,607,214.28. Microsoft used readily available funds from its working capital to make this acquisition.

     In a separate transaction, Microsoft, MediaOne U.K. Cable ("MOUK"), MediaOne Cable Partnership Holdings, Inc. ("MOCP"), MediaOne International Holdings, Inc. ("International") and MediaOne Group, Inc. ("MediaOne"), entered into a Merger Agreement, dated October 4, 1999 and amended pursuant to Amendment No. 1 thereto dated as of July 7, 2000 (as amended, the "Merger Agreement"). Pursuant to the Merger Agreement, Cable One Merger, Inc. was merged with and into MOUK and Cable Two Merger, Inc. was merged with and into MOCP with MOUK and MOCP surviving as wholly-owned subsidiaries of Microsoft and being renamed UK Cable and Cable Partnership, respectively (together, the "Mergers").

     Pursuant to the Merger Agreement and in consideration for the Mergers, Microsoft exchanged 31,917,356 shares of common stock, par value $0.0000125, of Microsoft ("Microsoft Common Stock") and $8.09 for all of the Shares beneficially owned by MOUK and MOCP, respectively. Such shares of Microsoft Common Stock had a fair market value of $2,617,223,192 on the effective date of the Mergers.

     Except as set forth in Schedule II hereto, none of the persons listed on
     Schedule I hereto has contributed any funds or other consideration towards the purchase of the securities reported in this Schedule 13D.

Item 4.  Purpose of the Transaction.

     The Reporting Persons currently hold their interest in Telewest's Ordinary Shares and Limited Voting Shares for investment purposes.

     Each Reporting Person expects to evaluate on an ongoing basis Telewest's financial condition, business operations and prospects, market price of the Ordinary Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time determine to acquire or

-----------------------
CUSIP NO.  G87956P 105                                        Page 8 of 22 Pages
-----------------------

     acquire additional Ordinary Shares or securities convertible or exchangeable for Ordinary Shares or Limited Voting Shares; may determine to dispose of or dispose of Ordinary Shares or Limited Voting Shares; and/or may determine to enter into or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the securities laws and the contractual restrictions described in this Item 4. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make the same evaluation and reserves the same rights.

     In connection with the Merger Agreement, Microsoft, Liberty Media, Liberty UK and Telewest entered into a relationship agreement, dated March 3, 2000 (the "Revised New Relationship Agreement"), which became effective on July 10, 2000, a copy of which is filed as Exhibit (2) to this Schedule 13D.

     In connection with the Revised New Relationship Agreement, UK Cable, Cable Partnership and Liberty UK agreed to enter into an amended and restated Operating Agreement for TW Holdings, as of July 7, 2000 (the "Operating Agreement"), a copy of which is filed as Exhibit (3) to this Schedule 13D. Pursuant to the terms of the Operating Agreement, the managing directors of TW Holdings will consist of four persons, two appointed by the Microsoft Shareholder Group (as defined therein) and two appointed by the Liberty Shareholder Group (as defined therein), and the managing directors will act by majority vote subject to certain exceptions requiring unanimous vote. In addition, TW Holdings is not permitted to transfer its Telewest shares, subject to certain exceptions, without the unanimous vote of the managing directors. Furthermore, all the Telewest shares held by TW Holdings will be voted in favor of any candidate for director of Telewest which either the Microsoft Shareholder Group or the Liberty Shareholder Group is entitled to nominate in accordance with Telewest's Articles of Association or the Revised New Relationship Agreement.

-----------------------
CUSIP NO.  G87956P 105                                        Page 9 of 22 Pages
-----------------------

     Pursuant to the Revised New Relationship Agreement and the Operating Agreement, the Microsoft Shareholders (as defined in the Revised New Relationship Agreement) and the Liberty Shareholders (as defined in the Revised New Relationship Agreement) have agreed that, on any matter requiring shareholder approval, they will vote their Telewest shares together in such manner as may be agreed by them or, in the absence of such agreement, will vote their Telewest shares together in the manner that would most likely continue the status quo without materially increasing Telewest's financial obligations or materially deviating from its approved budget and business plan. If the Liberty Shareholders or the Microsoft Shareholders, as the case may be, have a conflict of interest in any matter, they have agreed to abstain from voting (or the Telewest shares owned by TW Holdings and attributable to them will not be voted) and the members of the other affiliate group may vote the Telewest shares attributable to them on such matter as they deem appropriate. These voting restrictions will lapse if the Liberty Group (as defined in the Revised New Relationship Agreement) or the Microsoft Group (as defined in the Revised New Relationship Agreement) so notifies the other party following the disposal by such other party of more than 59,000,000 of its Ordinary Shares other than to an affiliate or pursuant to a Permitted Demerger (as defined in the Revised New Relationship Agreement) or with the other party's consent. Microsoft has agreed by way of a deed poll not to exercise certain of these rights, as described in more detail below.

     The Liberty Shareholders and Microsoft Shareholders (as defined therein) have agreed that, on any matter requiring board approval, they will cause the directors designated by them to vote together as agreed by them (subject to each director's fiduciary duties to Telewest) or, in the absence of such agreement, to vote together in the manner that would be most likely to maintain the status quo without materially increasing Telewest's financial obligations or materially deviating from its approved budget and business plan.

     Pursuant to Telewest's Articles of Association, for so long as the Liberty Group and/or Microsoft Group (as defined in the Articles of Association), as the case may be, owns 15% or more of the Ordinary Shares (or 12.5% or more following a Dilutive Issue (as defined in the

-----------------------
CUSIP NO.  G87956P 105                                       Page 10 of 22 Pages
-----------------------

     Articles of Association) provided that the relevant party owned 15% prior to such issue, a "Qualifying Interest"), it (or they) will be entitled to appoint three directors to the board of Telewest. Similar provisions allow the Microsoft Group and/or the Liberty Media Group to appoint two directors to the board for so long as Microsoft or Liberty Media, as the case may be, owns 7.5% or more (or 5% or more following a Dilutive Issue (as defined in the Articles of Association) provided that the relevant party owned 7.5% prior to such issue, a "Lesser Qualifying Interest") of the Ordinary Shares.

     In addition, for so long as the Liberty Group and/or Microsoft Group, as the case may be, owns a Qualifying Interest, such parties will ensure that, to the extent they are able to do so through the exercise of their votes, the majority of directors are independent of Liberty and Microsoft. The quorum for a meeting of the board consists of the majority of the directors. Any committee appointed by the board shall include one Liberty director, one Microsoft director and one independent non-executive director (unless Liberty and Microsoft consent otherwise).

     The Revised New Relationship Agreement also provides that for so long as either the Liberty Group or the Microsoft Group (as defined therein) holds 15% or more of the Telewest shares (limited to Ordinary Shares in the case of (e) below), the consent of the Liberty Group and/or the Microsoft Group (as appropriate) must be obtained by Telewest before: (a) making any material acquisition or disposal out of the ordinary course of business;
     (b) incurring any borrowings or indebtedness in the nature of borrowings that exceed (pound)50 million in aggregate or granting any security interests in respect of assets valued at (pound)50 million or more in aggregate (excluding borrowings under facilities in place at the date the Revised New Relationship Agreement became effective and any borrowings or security interests consented to after that date); (c) allotting or issuing shares or securities convertible into shares or granting options; (d) appointing or removing the chief executive officer of Telewest; or (e) increasing the number of directors holding office beyond 16. Microsoft has agreed by way of a deed poll not to exercise its rights with respect to the appointment or removal of the chief executive officer of Telewest as described in more detail below.

-----------------------
CUSIP NO.  G87956P 105                                       Page 11 of 22 Pages
-----------------------

     Any proposed transfers by a Microsoft Shareholder or a Liberty Shareholder (other than intra-group transfers) will be subject to rights of first refusal in favor of the other. The Revised New Relationship Agreement also contains provisions for rights of first offer as between Microsoft and Liberty in the event of certain changes of control of Microsoft or Liberty.

     The Operating Agreement contains similar provisions concerning rights of first refusal and first offer. Each party to the Operating Agreement also agrees that if such party acquires additional shares of Telewest, the beneficial interest in such shares will be contributed to TW Holdings with a corresponding increase in such party's ownership interest in TW Holdings.

     Pursuant to the Revised New Relationship Agreement, the Microsoft Group and the Liberty Group (as defined in the Revised New Relationship Agreement) have the right, on a dilutive issue of shares or convertible securities (a "Dilutive Issue"), to require Telewest to issue sufficient shares to them to enable them to maintain their current ownership interest on a fully diluted basis (the "Anti-Dilution Rights"). Such right will be a right to subscribe for Ordinary Shares or the relevant convertible securities to the extent such subscription does not result in a Debenture Change of Control (as defined in Telewest's Articles of Association), and the balance being a right to subscribe for Limited Voting Shares or convertible securities that convert into Limited Voting Shares, as applicable. To the extent that the Liberty Group or Microsoft Group does not take up their Anti-Dilution Rights, the other party would have the right to subscribe for the balance of the Telewest shares or other relevant securities not so taken up under that option.

     For so long as the Microsoft Group or the Liberty Group individually holds 15 percent or more of the Ordinary Shares (ignoring shares issued pursuant to or for the purposes of employee share options), they will have the right (other than in the case of a rights issue) to increase their holdings in Telewest to maintain their percentage ownership or to enable them to maintain their interest at 15 percent of the fully diluted ordinary share capital. Each of the Microsoft Group and the Liberty Group has the right, if their respective

-----------------------
CUSIP NO.  G87956P 105                                       Page 12 of 22 Pages
-----------------------

     shareholdings fall below 15 percent, to maintain its interest at 7.5 percent of Telewest's fully diluted ordinary share capital for so long as it holds at least 7.5 percent of Telewest's Ordinary Shares in issue (assuming conversion of any Limited Voting Shares then in issue and ignoring shares issued pursuant to or for the purpose of share options). These rights entitle the relevant shareholder group to subscribe (at the time of the dilutive issue) for additional newly issued shares for cash at a subscription price per share based on the average of the prices quoted on the London Stock Exchange for the ten days ending on the day preceding the day on which the right is exercised. Such right will be a right to subscribe for Ordinary Shares to the extent such subscription does not result in a Debenture Change of Control (as defined in Telewest's Articles of Association), and the balance being a right to subscribe for Limited Voting Shares.

     Telewest also has a general obligation to use its best efforts to ensure that any issue of shares is conducted in a manner that provides each shareholder, regardless of its then current shareholding in Telewest, with an opportunity to acquire additional shares to enable it to maintain its percentage of ownership.

     Each of Liberty Media and Microsoft has agreed that, prior to each of them or their respective affiliates purchasing any Ordinary Shares from any third party, they shall notify Telewest and, prior to such purchase, redesignate a sufficient number of their existing Ordinary Shares into Limited Voting Shares. Any such notice shall be accompanied by an opinion from leading New York counsel stating that such purchase, when coupled with such redesignation, will not amount to a Debenture Change of Control (as defined in Telewest's Articles of Association).

     Upon completion of the Mergers, the Registration Rights Agreement between MediaOne, Liberty Media and Telewest dated October 3, 1995 (the "Registration Rights Agreement") was amended ("Amendment No. 2 of the Registration Rights Agreement", a copy of which is filed as Exhibit (4) to this Schedule 13D), so that rights broadly equivalent to the rights of MediaOne under the Registration Rights Agreement are conferred on Microsoft, with the result that:

-----------------------
CUSIP NO.  G87956P 105                                       Page 13 of 22 Pages
-----------------------

          (i) subject to certain limited exceptions, each of Microsoft and Liberty may require Telewest to include all or some of their Ordinary Shares in any public offering by Telewest; and

          (ii) Microsoft and Liberty Media may require Telewest on up to four separate occasions (two exercisable by each of Microsoft and Liberty) to offer all or some of their Ordinary Shares in a public offering.

     On July 7, 2000, Microsoft, notwithstanding any rights it has pursuant to the Revised New Relationship Agreement and the Operating Agreement, on behalf of itself and its subsidiaries, entered into the following legally binding obligations by way of deed poll, a copy of which is filed as Exhibit (5):

          (i) to procure that the Microsoft directors do not withhold consent to any appointee to the board of directors of Telewest;

          (ii) to procure that the Microsoft directors do not withhold consent to the appointment or removal of the Chief Executive Officer of Telewest;

          (iii) to procure that for as long as the voting agreement referred to in the Revised New Relationship Agreement exists, the Microsoft Directors will vote their shares in accordance with the recommendation of the Independent Directors (as such term is defined in the Revised New Relationship Agreement) of Telewest where possible, or abstain from voting, or in cases of conflict with Liberty Media to vote their shares to maintain the status quo; and;

          (iv) notwithstanding any provision of the Revised New Relationship Agreement to the contrary, in the event of a deadlock with Liberty Media, Microsoft will allow Liberty Media to vote Liberty Media shares as Liberty Media wishes.

     Except as set forth in this Item 4 of this Schedule 13D and the exhibits hereto, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result

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CUSIP NO.  G87956P 105                                       Page 14 of 22 Pages
-----------------------

     in or relate to any of the actions specified in subparagraphs (a) through
     (j) of Item 4 of Schedule 13D.

     All references to the agreements described in this Item 4 are summaries thereof and do not purport to be complete and are qualified in their entirety to the full text of the respective agreements which have been attached hereto as exhibits and which are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The percentage interest held by each Reporting Person presented below and by each person set forth in Schedule II is based on the number of Ordinary and Limited Voting Shares that Telewest reported to be issued and outstanding on July 5, 2000 (the "Outstanding Shares"):

Microsoft beneficially owns 636,056,024 Ordinary Shares representing approximately 22.0% of the outstanding Ordinary Shares. In addition Microsoft beneficially owns 60,322,654 Limited Voting Shares representing 96.5% of the outstanding Limited Voting Shares. Upon conversion of the Limited Voting Shares into Ordinary Shares, Microsoft would own 696,378,678 Ordinary Shares representing 23.6% of the Outstanding Shares (diluted only for such conversion).

UK Cable beneficially owns 540,648,982 Ordinary Shares representing approximately 18.7% of the Outstanding Shares. In addition UK Cable beneficially owns 57,312,938 Limited Voting Shares representing 91.7% of the Limited Voting Shares. Upon conversion of the Limited Voting Shares into Ordinary Shares, UK Cable would own 597,961,920 Ordinary Shares representing 20.3% of the Outstanding Shares (diluted only for such conversion).

Cable Partnership beneficially owns 40,385,202 Ordinary Shares representing approximately 1.4% of the outstanding Ordinary Shares.

Except as set forth in Schedule II, none of the Reporting Persons and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I and II hereto, beneficially owns any Telewest securities except as set forth herein.

Liberty and its affiliates beneficially own 722,205,222 Ordinary Shares representing approximately 25.0% of the outstanding Ordinary Shares. In addition Liberty and its

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-----------------------
CUSIP NO.  G87956P 105                                       Page 15 of 22 Pages
-----------------------

affiliates own 2,185,093 Limited Voting Shares representing approximately 3.5% of the outstanding Limited Shares. Upon conversion of the Limited Voting Shares into Ordinary Shares, Liberty and its affiliates would own 24.6% of the Outstanding Shares (diluted only for such conversion).

The filing of this 13D shall not be construed as an admission by Microsoft that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Ordinary Shares owned by Liberty and its affiliates.

     (c) Other than as described in Item 4 above, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person set forth
Schedule I, has effected any transaction in Ordinary Shares or Limited Voting Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 4 and 5, above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Telewest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 --  Articles of Association of Telewest Communications plc

         Exhibit 2 --  Revised New Relationship Agreement, dated March 3, 2000, between Microsoft Corporation, Liberty Media
                       International, Inc., Liberty UK, Inc. and Telewest Communications plc

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CUSIP NO.  G87956P 105                                       Page 16 of 22 Pages
-----------------------

         Exhibit 3 --  Amended and Restated Operating Agreement of TW Holdings,
                       L.L.C., as of July 7, 2000, among Liberty UK, Inc., Microsoft U.K. Cable, Inc. and Microsoft Cable Partnership Holdings, Inc.

         Exhibit 4 --  Amendment No. 2, made as of October 4, 1999, by and among
                       Microsoft Corporation, Telewest Communications plc, Liberty UK, Inc., MediaOne U.K. Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. to the Registration Rights Agreement, dated October 3, 1995, by and among the above mentioned parties (with the exception of Microsoft Corporation)

         Exhibit 5 --  Deed Poll by Microsoft Corporation, dated July 7, 2000.

         Exhibit 6 --  Filing Agreement among Microsoft Corporation, Microsoft
                       U.K. Cable, Inc. and Microsoft Cable Partnership Holdings, Inc., dated July 17, 2000

-----------------------
CUSIP NO.  G87956P 105                                       Page 17 of 22 Pages
-----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 17, 2000

                                            MICROSOFT CORPORATION

                                            By: /s/ Robert A. Eshelman
                                               ---------------------------------
                                               Name:  Robert A. Eshelman
                                               Title: General Counsel,
                                                      Finance and Operations;
                                                      Assistant Secretary

                                            MICROSOFT UK CABLE, INC.

                                            By: /s/ Robert A. Eshelman
                                               ---------------------------------
                                               Name:  Robert A. Eshelman
                                               Title: Secretary

                                            MICROSOFT CABLE PARTNERSHIP
                                            HOLDINGS, INC.

                                            By: /s/ Robert A. Eshelman
                                               ---------------------------------
                                               Name:  Robert A. Eshelman
                                               Title: Secretary

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CUSIP NO.  G87956P 105                                       Page 18 of 22 Pages
-----------------------

                                   SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              THE REPORTING PERSONS

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of the Reporting Persons is set forth below. With the exception of (i) Jean-Philippe Courtois, Michel Lacombe and Jean-Francois Heitz, who are citizens of France and (ii) Joachim Kempin, who is a citizen of Germany, each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052.

                              MICROSOFT CORPORATION


    Directors                            Title/Occupation
    ---------                            ----------------

Steve Ballmer            President; Chief Executive Officer, Microsoft
                         Corporation

Paul G. Allen            Founder, Asymetrix Corp.; Owner, Interval Research
                         Corp., Vulcan Ventures Inc.

Richard A. Hackborn      Chairman of Board, Hewlett-Packard Company

David F. Marquardt       General Partner, Technology Venture Investors and
                         August Capital

Wm. G. Reed, Jr.         Chairman, Simpson Investment Company (retired)

Jon A. Shirley           President and Chief Operating Officer, Microsoft
                         Corporation (Retired)

Ann McLaughlin           Chairman, Aspen Institute & Former U.S. Secretary of
                         Labor


Executive Officer                             Title
-----------------                             -----

William H. Gates         Chairman of the Board; Chief Software Architect,
                         Microsoft Corp.

Steven A. Ballmer        President & CEO, Microsoft Corp.

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CUSIP NO.  G87956P 105                                       Page 19 of 22 Pages
-----------------------

Executive Officer                             Title
-----------------                             -----

Robert J. Herbold        Executive Vice President; Chief Operating Officer

Paul A. Maritz           Group Vice President, Platforms Strategy and Developer
                         Group

Jeffery S. Raikes        Group Vice President, Worldwide Sales and Support

James E. Allchin         Group Vice President, Platforms Product Group

Orlando Ayala Lozano     Senior Vice President, South Pacific and Americas
                         Region

Joachim Kempin           Senior Vice President, OEM Division

Robert L. Muglia         Group Vice President, Business Productivity Group

Craig Mundie             Senior Vice President, Consumer Strategy

William H. Neukom        Executive Vice President, Law and Corporate Affairs

Robert J. Bach           Senior Vice President, Home & Retail

Rick Belluzzo            Group Vice President, Consumer Group

Brad Chase               Senior Vice President, MSN.com

David Cole               Senior Vice President, Consumer Services Division,
                         Consumer Group

John Connors             Senior Vice President, Finance & Administration; Chief
                         Financial Officer

Jean-Philippe Courtois   President, Europe, Middle East, Africa (EMEA)

Jon DeVaan               Senior Vice President, TV Service and Platform Business

Paul Gross               Senior Vice President, Collaboration & Mobility Group

Michel Lacombe           President, Microsoft Europe

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CUSIP NO.  G87956P 105                                       Page 20 of 22 Pages
-----------------------

Executive Officer                             Title
-----------------                             -----

Steven Sinofsky          Senior Vice President, Microsoft Office

Rick Raschid             Senior Vice President, Research

Brian Valentine          Senior Vice President, Windows Division

David Vaskevitch         Senior Vice President, Distributed Applications
                         Platform Division

            MICROSOFT U.K. CABLE INC. AND MICROSOFT CABLE PARTNERSHIP
                                 HOLDINGS, INC.

    Directors                             Title/Occupation
    ---------                             ----------------

Jean-Francois Heitz      Controller

Robert A. Eshelman       General Counsel, Finance and Operations, and Assistant
                         Secretary, Microsoft Corporation


Executive Officer                               Title
-----------------                               -----

Robert A. Eshelman       President and Secretary

Jean-Francois Heitz      Vice President and Treasurer

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CUSIP NO.  G87956P 105                                       Page 21 of 22 Pages
-----------------------

                                   SCHEDULE II

     Between April 17 and April 19 of 1996, William H. Gates III, Chief Software Architect of Microsoft, purchased 60,000 ADSs of Telewest at a price between $23.88 and $24.38 per ADS. On September 10, 1998, Mr. Gates purchased an additional 10,985 ADSs at a price of $15.55 per ADS. On November 15, 1999 Mr. Gates purchased a further 6,453 ADSs at a price of $34.63. Mr. Gates' total investment in 79,438 ADSs represents less than .1% of the Outstanding Shares. Mr. Gates made these purchases for his personal account with his personal funds for investment purposes only. Mr. Gates retains the sole power to vote or direct the vote of, dispose or direct the disposition of, and receive or direct the receipt of dividends of or proceeds from the sale of these Ordinary Shares.

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-----------------------
CUSIP NO.  G87956P 105                                       Page 22 of 22 Pages
-----------------------

EXHIBIT INDEX



Exhibit 1 --  Articles of Association of Telewest Communications plc*

Exhibit 2 --  Revised New Relationship Agreement, dated July 7, 2000, between
              Microsoft Corporation, Liberty Media International, Inc., Liberty UK, Inc. and Telewest Communications plc*

Exhibit 3 --  Amended and Restated Operating Agreement of TW Holdings, L.L.C.,
              dated July 7, 2000, among Liberty UK, Inc., Microsoft U.K. Cable, Inc. and Microsoft Cable Partnership Holdings, Inc.*

Exhibit 4 --  Amendment No. 2, made as of October 4, 1996, by and among
              Microsoft Corporation, Telewest Communications plc, Liberty UK, Inc., MediaOne U.K. Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. to the Registration Rights Agreement, dated October 3, 1995, by and among the above mentioned parties (with the exception of Microsoft Corporation)*

Exhibit 5 --  Deed Poll by Microsoft Corporation, dated July 7, 2000.

Exhibit 6 --  Filing Agreement among Microsoft Corporation, Microsoft U.K.
              Cable, Inc. and Microsoft Cable Partnership Holdings, Inc., dated July 7, 2000

----------
*    To be filed by amendment.